SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel
Participações S.A.

Report of Independent Public Accountants
on the Special Review of the Balance Sheets
and Statements of Income

March 31, 2004

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience translation into English from the original previously issued in Portuguese.
See note 28 to the financial statements)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SPECIAL REVIEW

To the Shareholders and Board of Directors of
Embratel Participações S.A.
Rio de Janeiro – RJ

1.

We have performed a special review of the balance sheets of Embratel Participações S.A. and subsidiaries (company and consolidated) as of March 31, 2004 and of the related statements of income and comments on the consolidated performance for the three-month period then ended, prepared under the responsibility of the Company’s management, in accordance with accounting practices adopted in Brazil, and presented as part of the mandatory quarterly information to the Brazilian Securities and Exchange Commission (CVM).

2.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors - Ibracon, together with the Federal Accounting Council, for special review of quarterly information of public companies (Standard #NPA 06) and comprised: (a) inquiries of and discussions with Company's Management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company. Considering that this special review does not constitute an examination in accordance with auditing standards, we do not express an opinion on the aforementioned financial statements.

3.

Based on our special review, we are not aware of any material modification that should be made to the information contained in the financial statements referred to in paragraph 1, for them to be in accordance with accounting practices adopted in Brazil, applied in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) specifically applicable to the presentation of the mandatory quarterly information.

4.

The balance sheets (company and consolidated) as of December 31, 2003, presented for comparative purposes, were audited by us, and we issued an unqualified audit report thereon dated March 17, 2004. The statements of income (company and consolidated) for the three-month period ended March 31, 2003, also presented for comparative purposes, were reviewed by us and we issued an unqualified special review report thereon dated May 6, 2003.

Rio de Janeiro, May 6, 2004

DELOITTE TOUCHE TOHMATSU	Celso de Almeida Moraes
Auditores Independentes	Partner

(Convenience translation into English from the original previously issued in Portuguese.
See Note 28 to the Financial Statements)

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
(In thousands of Brazilian reais)

		Company		Consolidated

		March 31,	December 31,	March 31,	December 31,
ASSETS	Notes	2004	2003	2004	2003

		(unaudited)		(unaudited)

CURRENT ASSETS		29,387	125,722	3,647,716	4,127,529

Cash and cash equivalents	12	14,884	20,856	1,076,085	1,719,496
Trade accounts receivable	13	-	-	1,694,333	1,672,037
Deferred and recoverable taxes	14	11,051	8,804	539,614	465,719
Dividends receivable	24	-	85,754	-	-
Other current assets		3,452	10,308	337,684	270,277

NONCURRENT ASSETS		12,516	12,516	1,535,202	1,603,187

Deferred and recoverable taxes	14	-	-	1,083,910	1,151,696
Deposits in court		12,516	12,516	405,586	381,561
Other noncurrent assets		-	-	45,706	69,930

PERMANENT ASSETS		4,874,421	4,863,567	7,177,155	7,237,087

Investments	15	4,874,421	4,863,567	40,958	39,888
Property, plant and equipment	16	-	-	7,033,815	7,194,329
Deferred assets	17	-	-	102,382	2,870

TOTAL ASSETS		4,916,324	5,001,805	12,360,073	12,967,803

(continues)

(Convenience translation into English from the original previously issued in Portuguese.
See Note 28 to the Financial Statements)

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003
(In thousands of Brazilian reais)

		Company		Consolidated

		March 31,	December 31,	March 31,	December 31,
LIABILITIES	Notes	2004	2003	2004	2003

		(unaudited)		(unaudited)

CURRENT LIABILITIES		28,551	113,572	3,792,428	3,966,166

Loans and financing	20	-	-	1,175,247	1,217,256
Accounts payable and accrued expenses	18	10	46	1,783,108	1,822,611
Taxes and contributions	19	36	350	396,905	347,358
Dividends and interest payable on capital		12,331	95,029	12,389	114,244
Personnel, charges and social benefits		-	-	89,362	87,585
Employees' profit sharing		-	-	38,380	52,107
Provision for contingencies	21.1	-	-	77,718	73,749
Actuarial liabilities – Telos	22	-	-	66,521	64,442
Related party liabilities	24	5,140	6,703	4,656	11,994
Other current liabilities		11,034	11,444	148,142	174,820

NONCURRENT LIABILITIES		13,431	13,431	3,329,943	3,769,095

Loans and financing	20	-	-	2,950,635	3,373,341
Actuarial liabilities – Telos	22	-	-	317,220	328,803
Taxes and contributions	19	12,516	12,516	51,996	52,061
Sundry credits and other liabilities		915	915	10,092	14,890

DEFERRED INCOME		-	-	132,994	135,358

MINORITY INTEREST		-	-	230,366	222,382

SHAREHOLDERS' EQUITY	23	4,874,342	4,874,802	4,874,342	4,874,802

Capital stock paid-in		2,273,913	2,273,913	2,273,913	2,273,913
Revenue reserves		2,620,022	2,620,022	2,620,022	2,620,022
Treasury stock		(21,746)	(19,133)	(21,746)	(19,133)
Retained earnings		2,153	-	2,153	-

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY		4,916,324	5,001,805	12,360,073	12,967,803

The accompanying notes are an integral part of the financial statements.

(Convenience translation into English from the original previously issued in Portuguese.
See Note 28 to the Financial Statements)

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(In thousands of Brazilian reais, except for net income per thousand outstanding shares)

		Unaudited

		Company		Consolidated

		March 31,	December 31,	March 31,	December 31,
	Notes	2004	2003	2004	2003

GROSS OPERATING REVENUE

Telecommunications services		-	-	2,499,757	2,181,691
Gross revenue deductions		-	-	(607,107)	(472,949)

Net operating revenue	5	-	-	1,892,650	1,708,742
Cost of services	6	-	-	(1,255,332)	(1,156,074)

Gross profit		-	-	637,318	552,668

OPERATING REVENUES (EXPENSES)		1,869	9,592	(481,942)	(453,658)

Selling expenses	7	-	-	(216,890)	(207,109)
General and administrative expenses	8	(1,746)	(1,091)	(279,083)	(250,120)
Other operating revenues (expenses), net		(7,239)	-	14,031	3,571
Equity method results		10,854	10,683	-	-

OPERATING INCOME BEFORE		1,869	9,592	155,376	99,010
FINANCIAL INCOME (EXPENSE)
Financial income (expense)	9	523	1,077	(122,132)	(29,770)

OPERATING INCOME		2,392	10,669	33,244	69,240
Other non-operating income (expense), net	10	-	29	(1,204)	(39,477)

INCOME BEFORE TAXES AND
MINORITY INTEREST		2,392	10,698	32,040	29,763
Income tax and social contribution	11	2,472	(3)	(19,451)	(12,106)
Minority interest		-	-	(7,981)	(6,989)

NET INCOME FOR THE PERIOD		4,864	10,695	4,608	10,668

QUANTITY OF OUTSTANDING
SHARES (IN THOUSANDS)		332,847,011	332,629,361

NET INCOME PER THOUSAND
OUTSTANDING SHARES IN R$		0,01	0,03

The accompanying notes are an integral part of the financial statements.

(Convenience translation into English from the original previously issued in Portuguese.
See Note 28 to the Financial Statements)

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS FOR
THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(In thousands, except as indicated otherwise)

1. HISTORY AND OPERATING OVERVIEW

Embratel Participações S.A. (“Company”) was incorporated in accordance with article 189 of Law No. 9,472/97 - General Telecommunications Law - based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off from Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in Embratel Participações S.A., at a public auction at the Rio de Janeiro Stock Exchange held on July 29, 1998, to Startel Participações Ltda. (Brazilian subsidiary of WorldCom, Inc. (“MCI”).

As of June 29, 2001, Startel Participações Ltda., which held 19.26% of the Company’s capital stock, transferred 2,350,575 common shares (in thousands of shares) to a new shareholder, New Startel Participações Ltda., which now holds 0.7% of the Company’s capital stock.

Embratel Participações S.A. holds 98.77% of the capital of Empresa Brasileira de Telecomunicações S.A. - Embratel. Embratel provides mainly international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005. The assured right to renewing this license for an additional 20-year term is burdensome, and is subject to Anatel’s regulations.

The businesses of the Company and its subsidiaries are regulated by Anatel (Agência Nacional de Telecomunicações), which is the regulatory authority for the Brazilian telecommunications market, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

On November 1, 2000, the subsidiary Embratel incorporated Star One S.A. to manage satellite operations, as the main Brazilian provider of transponders for radio-communication services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, all terms and conditions related to Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated. This license is burdensome renewable for an additional 15-year term, subject to Anatel’s regulations.

On August 15, 2002, the subsidiary Embratel was granted an undefined term authorization by Anatel to operate Switched Fixed Telephony Services (STFC), for local services, in areas equivalent to regions I, II and III of the General Grant Plan (“Plano Geral de Outorgas”), which represents the authorization to operate in domestic territory. The subsidiary Embratel started rendering those services effective in December 2002.

As from July 6, 2003, users of Personal Cellular Service (PCS) must choose an operator for domestic and international long-distance calls through cellular phones. Embratel, in addition to nationwide network coverage, offers its customers the probability of using pre and post-paid calling cards for cellular phones. Embratel also benefits customers sending a single invoice: calls made from cellular phones will be charged on the normal invoice of the cellular operators.

The subsidiary Embratel incorporated, on August 18, 2003, Click 21 Comércio de Publicidade Ltda., for providing Internet access and products for residential customers and small companies, offering a complete solution for their Internet needs through a single provider, including a particular domain, e-mail accounts with automatic anti-virus, and tools for editing homepages and sending fax, as well as an exclusive content.

On December 2, 2003, the process for the acquisition of Vésper Holding S.A., Vésper Holding São Paulo S.A. as well as of their respective subsidiaries (Vésper S.A. e Vésper São Paulo S.A.), was concluded. The latter are competitors in local services provided in the regions of São Paulo (Region III) and Northern-Northeastern Brazil (Region I). Vésper provides local telephony services in 17 Brazilian states and its licenses reach 76% of the country’s population. Besides from offering an alternative choice of local telecommunications provider for corporate customers, this acquisition strengthens and broadens the Company’s strategy to offering local telephony and broadband access for small businesses and the consumer market.

On March 2, 2004, the subsidiary Embratel acquired for US$45 million, from CT Leasing Ltd., an indirect subsidiary of Qualcomm Inc., the company CT Torres Ltda., whose fixed assets are comprises of 622 communication towers. This equipment was owned by Vésper São Paulo S.A. and Vésper S.A. until December 2, 2003, when it was transferred to CT Torres, which was then sold to CT Leasing Ltd.

The purpose of this acquisition is to allow the subsidiary Embratel to enjoy a higher return on investment than it would have obtained had the subsidiaries Vésper São Paulo S.A. and Vésper S.A. rented these towers from a third party.

The subsidiary Embratel will have more flexibility in the use of these towers, as well as being able to take advantage of current and future revenues potentially arising from rental of tower capacity to other companies, such as cellular companies. With the acquisition of the towers from CT Leasing Ltd., the subsidiaries Vésper São Paulo S.A. and Vésper S.A. will rent tower capacity from Embratel.

Negotiations for this transaction started after the acquisition of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., at which time the tower transaction had not been expected to occur.

On March 15, 2004, MCI, holder of 51.79% of the common shares (19.26% of the capital stock) issued by the Company, informed that it entered into an agreement to dispose of its ownership interest in the Company to Teléfonos de Mexico S.A. (“Telmex”) for the amount of US$360,000. At the same date, MCI also informed that the conclusion of the sale is subject to the approval of the US Bankruptcy Court and the competent authorities and regulatory agencies in Brazil. The sale has been approved by the Board of Directors of MCI and by its Official Creditors Committee. In April 2004, an amendment to the agreement was signed and the US Bankruptcy Court Judge approved the sale of MCI’s ownership interest in the Company to Telmex, as described in note 27.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários).

Certain reclassifications were made in the income statement related to the period ended March 31, 2003, in order to present it consistently with the reported figures for 2004.

3. PRINCIPAL ACCOUNTING PRACTICES

a. Cash and Cash Equivalents

Refer to highly liquid temporary investments that will be held until maturity and are recorded at cost, plus interest earned through the balance sheet date, limited to market value, when applicable.

b. Trade Accounts Receivable

Refer primarily to the amounts receivable from long distance domestic and international telecommunication, billed and/or unbilled at the closing dates of the financial statements, as well as amounts receivable from data services and other.

Allowances for doubtful accounts are accrued for receivables for which recoverability is considered doubtful.

c. Foreign Currency Transactions

Assets and liabilities denominated in foreign currency are stated at the exchange rate prevailing at the closing dates of the financial statements. Exchange gains or losses are recorded in the income statement, classified as Financial Income (Expense) when incurred. The effects of exchange rate differences are detailed in Note 9.

d. Investments

Refers substantially to investments in subsidiaries, recorded under the equity method. Other investments refer mainly to holdings in international satellite companies, recorded at acquisition cost, adjusted for any exchange gains or losses and net of provisions for probable losses, when applicable.

Regarding investments in companies abroad, the accounting practices adopted do not differ from those practiced by the Company.

e. Property, Plant and Equipment

Property, plant and equipment is recorded at cost of acquisition and/or construction, less the accumulated depreciation, monetarily restated up to December 31, 1995, and adjusted to its recoverability amounts, when applicable.

The current annual depreciation rates used are calculated on the straight-line method based on the expected useful life of the assets. The main rates used are shown in Note 16.

Expenses for maintenance and repair are expensed as incurred. Expenditures for betterment to fixed assets (which increase the utility of the asset or extend the physical life) are capitalized. The interest charges arising from financing of construction in progress are recorded in Property, Plant and Equipment.

Fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance is registered as a liability. The liabilities arising from such transactions bear interest established in contracts, and, where applicable, exchange variations.

The subsidiaries Vésper São Paulo S.A. and Vésper S.A. have recorded their operating licenses (authorizations) at the acquisition cost, plus financial charges from loans until the start-up of operations, offset by amortizations calculated as from the start-up (February 2000) by the straight-line method, based on the original 20-year terms for the authorizations (to be amortized through April 2019), and adjusted to their recoverability amounts.

f. Deferred Assets

Refer to goodwill paid by the former controlling shareholder of CT Torres on the company’s acquisition, which was later capitalized in CT Torres. The referred goodwill is based on the income projections and is being amortized in 10 years.

In addition, there are pre-operational expenses recorded in subsidiaries Click21 Comércio de Publicidade Ltda., Vésper São Paulo S.A. and Vésper S.A. The balances in subsidiaries Vésper São Paulo S.A. and Vésper S.A. are adjusted to their net recoverable values and are being amortized over 5 years.

g. Loans and Financing

Loans and financing include accrued interest and are updated based on exchange or monetary variation through the closing dates of the balance sheets, according to the terms of each agreement.

h. Income Tax and Social Contribution

Income tax and social contribution on net income are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution, according to rules established by CVM Instruction No. 371/02, and are described in Notes 11, 14 and 19, based on the assumption of its future realization.

i. Provision for Contingencies

Recorded by the probable amount for losses, according to the nature of each contingency. The basis and nature of the provisions are described in Note 21.1.

j. Actuarial Liabilities - Telos

The subsidiaries Embratel and Star One sponsor a separate entity that provides pensions and other post-retirement benefits for their employees (Note 22). Contributions to the plans are determined according to actuarial calculations and recorded on an accrual basis.

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were integrally recognized in financial statements as from December 31, 2001.

k. Deferred Income

This amount is mainly related to the sale of rights of way primarily for fiber optic cables to Brazilian telecommunications companies and other international companies with activities in the Mercosul, and is reflected in results according to the terms of the contracts.

It also includes the negative goodwill recorded on the acquisition of subsidiaries Vésper Holding São Paulo S.A. and Vésper Holding S.A.

l. Revenue Recognition

Revenues from telecommunications services are recognized using the accrual method of accounting, after deducting an estimate for billing problems or disputes. Revenues from international services also include revenues earned under bilateral agreements between the subsidiary Embratel and overseas telecommunications companies. These agreements govern tariffs paid by the subsidiary to the foreign entities for the use of their facilities in connecting international calls billed outside Brazil. Revenues from international calls are recognized monthly as they are made (Note 5).

m. Financial Income (Expense)

Represents interest and exchange and monetary variations resulting from financial applications, loans and financing obtained and other liabilities subject to updates, which are recognized on an accrual basis. Additionally, comprises banking and fiduciary letters expenses, as well as PIS and COFINS (calculated on financial income) and CPMF.

Banking and fiduciary letters expenses, PIS and COFINS (calculated on financial income) and CPMF, recorded as general and administrative expenses in the income statements for the three-month periods ended March 31, 2003, were reclassified for better comparability (Note 9).

n. Employees' Profit Sharing

The subsidiaries Embratel and Star One have provided for employees’ profit sharing, calculated based on corporate and individual goals. The Company and its subsidiaries recorded that expense to operational expenses in the statements of income (Note 8).

o. Minority Interests

Refers to the minority shareholders’ interests in subsidiaries Embratel and Star One.

p. Income per Thousand Shares

Income per thousand shares is calculated based on the number of shares outstanding at the balance sheets date.

q. Use of Estimates

Management is required to make estimates and assumptions related to the recording and disclosure of assets and liabilities, revenues and expenses, on the financial statements under Brazilian Corporate Law. Actual results may differ from those estimates and assumptions.

4. CONSOLIDATION PROCEDURES

In the consolidated financial statements, the following items are eliminated: investments in subsidiaries against the respective shareholders’ equity, unrealized intercompany profits and losses, when applicable, equity results, intercompany income and expense accounts and intercompany balances under short and long-term assets and liabilities, as well as the minority interest in shown separately in results and in shareholders’ equity.

The consolidated financial statements as of March 31, 2004 and December 31, 2003 include the financial statements of Embratel Participações S.A. and of its direct and indirect subsidiaries, through direct or indirect participation in voting capital share, as follows:

	Voting capital stock

	Direct and/or indirect Participation (%)

	March 31, 2004	December 31, 2003

Empresa Brasileira de Telecomunicações S.A. – Embratel	98.8	98.8
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Ponape Telecomunicações Ltda.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Embratel Chile S.A.	100.0	100.0
Embratel Internacional S.A.	100.0	100.0
Embratel Uruguay S.A.	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Avantis Investments, Inc.	100.0	100.0
Click 21 Comércio de Publicidade Ltda.	100.0	100.0
Vega 21 Participações Ltda.	100.0	100.0
Vetel 21 Participações Ltda.	100.0	100.0
Vésper Holding S.A.	100.0	100.0
Vésper São Paulo Holding S.A.	100.0	100.0
Participation Investment, Inc.	100.0	100.0
CT Torres Ltda. (Note 1)	100.0	-

5. NET OPERATING REVENUE

	Consolidated

	March 31,

	2004	2003

Voice-
Domestic long-distance	1,084,426	954,684
International long-distance	203,008	226,258

	1,287,434	1,180,942
Data & Internet-
Corporate and other	383,576	434,743
Telecommunications companies	31,430	20,463

	415,006	455,206

Local services	136,464	9,892
Other services	53,746	62,702

Total	1,892,650	1,708,742

6. COST OF SERVICES

	Consolidated

	March 31,

	2004	2003

Interconnection/facilities	(842,829)	(788,902)
Depreciation and amortization	(251,706)	(244,785)
Personnel	(60,035)	(49,543)
Third-party services (*)	(53,908)	(58,468)
Other	(46,854)	(14,376)

Total	(1,255,332)	(1,156,074)

(*)	Refers substantially to maintenance of telecommunications equipment and public services (energy).

The interconnection costs represent charges by the local fixed-line telephone companies for the use of private-circuit lines, and interconnection charges paid by the subsidiary Embratel to the regional fixed-line companies, in accordance with the interconnection regime under Anatel Resolution No. 33, effective since April 1, 1998 .

7. SELLING EXPENSES

	Consolidated

	March 31,

	2004	2003

Allowance for doubtful accounts	(93,901)	(106,153)
Personnel	(63,888)	(56,881)
Third-party services (*)	(55,591)	(40,834)
Depreciation and amortization	(735)	(911)
Other	(2,775)	(2,330)

Total	(216,890)	(207,109)

(*)	Refers substantially to marketing, advertisement, advisory and consulting expenses.

8. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated

	March 31,		March 31,

	2004	2003	2004	2003

Third-party services (*)	(1,618)	(969)	(150,430)	(129,265)
Depreciation and amortization	-	-	(40,564)	(45,894)
Personnel	(103)	(69)	(44,228)	(30,892)
Taxes	(24)	(52)	(16,139)	(18,260)
Employees' profit sharing	-	-	(12,640)	(13,527)
Other	(1)	(1)	(15,082)	(12,282)

Total	(1,746)	(1,091)	(279,083)	(250,120)

(*)	Refers substantially to maintenance of installations, public services, printing and postage of invoices, auditing and consulting expenses.

9. FINANCIAL INCOME (EXPENSE)

	Company		Consolidated

	March 31,		March 31,

	2004	2003	2004	2003

Financial income-
Interest on temporary investments and other	722	1,146	75,583	51,731
Monetary variation – credit	-	-	309	749
Exchange variation – (assets)	249	-	3,924	(4,970)

Subtotal	971	1,146	79,816	47,510

Financial expense-
Financial charges and other (*)	(448)	(69)	(143,811)	(115,144)
Monetary variation – charge	-	-	(8,343)	(15,807)
Exchange variation – (liabilities)	-	-	(49,794)	53,671

Subtotal	(448)	(69)	(201,948)	(77,280)

Total	523	1,077	(122,132)	(29,770)

(*)

Other financial expenses refer to banking and fiduciary letters expenses, PIS and COFINS on financial income and CPMF, totaling R$433 – company – and R$23,470 – consolidated – in the three-month periods ended March 31, 2004 (R$69 – company – and R$21,757 – consolidated – in the period ended December 31, 2003) (Note 3.m).

In the first quarter of 2004, the US dollar valued by 0.67% (devalued of 5.10% in the same period of 2003) against the Brazilian real, and the Japanese Yen valued by 3.27% against the Brazilian Real (devalued of 4.56% in the same period of 2003), resulting in an exchange variation expense in the amount of R$(49,794) in the period (recovery of exchange variation expense of R$53,671 in 2003), net of losses on hedge contracts recorded during the period, in the amount of R$20,183 (income of R$152,687 in 2003).

10. OTHER NON-OPERATING INCOME (EXPENSE), NET

	Consolidated

	March 31,

	2004	2003
Revenues -
Proceeds from sale of permanent assets	5,413	3,902
International consortia	-	823
Other	247	3,520
Expenses-
Write-off of permanent assets	(6,829)	(7,045)
Withholding income tax on remittances to foreign Telecommunications companies (Note 21.1 c.1)	-	(39,462)
Other	(35)	(1,215)

Total	(1,204)	(39,477)

11. INCOME TAX AND SOCIAL CONTRIBUTION ON PROFITS

The Company and its subsidiaries are subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) on their actual profit, and have chosen to pay such taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts originated from such criteria are higher than those obtained through calculation made based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose. The amounts of the prepaid Income Tax and Social Contribution are recorded as Income Tax - Estimated and Social Contribution - Estimated, and are shown as a deduction from the taxes payable (see Note 19).

Tax legislation introduced in 1995 (Law No. 8,981) limited the offset of accumulated tax losses and negative calculation basis for social contribution on profits to 30% (thirty percent) of taxable income in each fiscal year. On March 31, 2004, the subsidiary Embratel had R$1,069,625 of tax losses and R$943,303 of negative basis of social contribution (on March 31, 2003, R$1,074,621 in tax losses and R$944,547 of negative basis of social contribution).

The subsidiaries Vésper S.A. and Vésper São Paulo S.A. together had, as of March 31, 2004, approximately R$4,603,826 in tax losses and negative basis of social contribution and the subsidiary CT Torres Ltda. has R$2,295 in tax losses and negative bases of social contribution. Due to the fact that these subsidiaries do not have taxable bases, and that there are uncertainties as to the realization of tax credits, related tax credits were not recognized in the financial statements.

11.1 - Income Tax and Social Contribution Income (Expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and of the deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income tax and social contribution credit for the three-month periods ended March 31, 2004 and 2003 totals R$1,624 and R$8,607, respectively (consolidated), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non-taxable revenues (Note 14).

Breakdown of Income Tax and Social Contribution Income (Expenses)

	Company		Consolidated
	March 31,		March 31,
	2004	2003	2004	2003
Current -
Social contribution	-	(1)	(5,509)	(5,485)
Income tax	-	(2)	(15,566)	(15,228)

Total current expense	-	(3)	(21,075)	(20,713)

Deferred -
Social contribution	654	-	477	2,279
Income tax	1,818	-	1,147	6,328

Total deferred income	2,472	-	1,624	8,607
Total	2,472	(3)	(19,451)	(12,106)

The current income tax and social contribution charge, reported in the statements of income for the three-month periods ended March 31, 2004 and 2003, arises substantially from the subsidiary Star One.

11.2 - Reconciliation of Tax Income (Expenses) with Nominal Rates

The reconciliation between the income tax and the social contribution, calculated based on the statutory tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated
	March 31,		March 31,
	2004	2003	2004	2003

Income before taxes and minority interest	2,392	10,698	32,040	29,763

Social contribution expense loss at nominal rate	(215)	(963)	(2,884)	(2,679)
Rate adjustment to obtain effective rate
Social contribution on amortization of goodwill from merger	-	-	(595)	(595)

Tax credits do not recorded due to the CVM 371	-	-	(2,334)	-
Sundry permanent additions and exclusions (*)	869	962	781	68

Social contribution benefit (expense) on statement of income	654	(1)	(5,032)	(3,206)

Income tax expense at nominal rate	(598)	(2,675)	(8,010)	(7,441)
Rate adjustment to obtain effective rate
Income tax on amortization of goodwill from merger	-	-	(1,653)	(1,653)
Tax credits do not recorded due to the CVM 371	-	-	(6,483)	-

Sundry permanent additions and exclusions (*)	2,416	2,673	1,727	194

Corporate income tax credit (expense) per statement of income	1,818	(2)	(14,419)	(8,900)

Income tax and social contribution on profits	2,472	(3)	(19,451)	(12,106)

(*)	Sundry permanent additions and exclusions at the Parent Company are substantially related to equity method results on investments.

The provision for income tax was accrued based on taxable income at the rate of 15%, plus the additional 10% foreseen in the law. The social contribution was calculated at the rate of 9%.

12. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	March 31,	December 31,	March 31,	December 31,
	2004	2003	2004	2003
Cash and bank deposits	966	742	162,952	177,107
Foreign short-term investments	-	-	170,235	334,258
Marketable securities	13,918	20,114	742,898	1,208,131

Total	14,884	20,856	1,076,085	1,719,496

Marketable securities are represented primarily by investment funds quotas and fixed income bonds. The investments abroad are funded from mutual traffic revenues received from international operators and invested in short-term financial applications, and from amounts received in connection with the sale of Intelsat Ltd. and Inmarsat Ventures PLC, during the year of 2003.

13. TRADE ACCOUNTS RECEIVABLE

	Consolidated
	March 31,	December 31,
	2004	2003
Voice services	2,945,376	2,799,273
Data, telecom operators and other services	596,291	619,924
Foreign administrators	163,975	179,266
Subtotal	3,705,642	3,598,463
Allowance for doubtful accounts	(2,011,309)	(1,926,426)
Total	1,694,333	1,672,037

The Company constantly monitors its accounts receivables past due. An allowance for doubtful accounts is recognized as from the first day after maturity, and is gradually increased to reflect any deterioration in recoverability with the aging of receivables. The balance of the allowance for doubtful accounts as of March 31, 2004 and December 31, 2003 refers substantially to provisions for amounts over 120 days past due on voice services.

The Company uses systems for management of billing and collections processes and for blocking calls on lines being used by delinquent or fraudulent customers. These systems have resulted in a reduction of doubtful debt charges.

14. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	March 31,	December 31,	March 31,	December 31,
	2004	2003	2004	2003
Deferred income tax and social
contribution assets-
Provision for write-off of property,
plant and equipment	-	-	17,369	15,420
Tax losses	-	-	267,406	268,728
Negative basis of social contribution	-	-	84,896	85,307
Allowance for doubtful accounts	-	-	593,386	564,465
Goodwill on the acquisition of investment	-	-	15,738	17,983
Cofins/PIS – temporarily non-deductible	1,872	1,872	30,403	30,403
Other deferred taxes (provisions)	3,310	838	170,349	169,929
Withholding income tax (IRRF)	5,251	5,533	97,039	86,611
Recoverable income tax/social contribution	618	561	35,426	40,055
Value-added goods and services tax – ICMS	-	-	276,880	276,947
Other	-	-	34,632	61,567

Total	11,051	8,804	1,623,524	1,617,415

Current	11,051	8,804	539,614	465,719

Noncurrent	-	-	1,083,910	1,151,696

As part of the agreement for the sale of a minority shareholding in the subsidiary Star One S.A., in January 2001, SES Participações Ltda. (the Brazilian subsidiary of the new minority shareholder) was merged into Star One S.A. Deferred Income Tax and Social Contribution credits (Assets), in the amount of R$15,738 as of March 31, 2004 (R$17,983 as of December 31, 2003) resulted from that merger, and were recognized in Star One's financial statements as a deferred asset and with a corresponding credit to a special reserve for goodwill in the shareholders’ equity of the referred subsidiary, as foreseen in article 6 of CVM Instruction No. 319/99.

Deferred taxes were recorded based on the assumption of future realization, as follows:

a. Tax losses and negative basis will be compensated at the limit of 30% of the taxable income in each period.

b. Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a 5-year term.

c. Other temporary differences: realization will occur with the payment of accrued provisions and the actual write-off of underlying doubtful accounts.

CVM Instruction No. 371 establishes cumulative conditions for recording and maintenance of deferred assets arising from temporary differences and tax losses and negative basis of social contribution, as follows:

  Presentation of historical profitability through generation of taxable income in, at least, three of five tax periods, or presentation of actions implemented for generation of taxable income in the future; and
  Presentation of expectation of generation of taxable income in the future. The projected income has to be discounted to present value based on the expected term for realization, supported by a study which demonstrates the realization of the deferred tax assets over a maximum term of ten years.

The Company’s financial projections, which were approved by the Company’s Board of Directors and reviewed by the Company's Fiscal Counsel, indicate the full recovery of the amounts recognized by the subsidiaries within the period defined by this Instruction.

The referred financial projections to support the maintenance of the recorded amounts correspond to the best Management estimates on the future conditions of the Company. Due to the nature of prospective information and the inherent uncertainties of information based on future events, mainly considering the market in which the Company operates, there may be significant differences between the actual results and those shown by the financial projections.

The table below shows the schedule for realization of deferred fiscal assets recorded in the subsidiary Embratel:

Year/Period

April to December/2004	179,603
2005	190,932
2006	251,540
2007	233,697
2008 to 2011	296,066

Total	1,151,838

In order to comply with Article 7, I, of CVM Instruction No. 371, the subsidiary Embratel did not recognize deferred tax assets in the approximate amount of R$66 million originated from temporary differences, because, according to the Company’s estimates, the future realization of these credits is expected to occur in a period above 10 years.

The Company’s Management is monitoring the evolution of deferred tax assets arising from temporary differences and tax losses and negative basis of social contribution. Hence, the Company is aware that, should future analysis and forecasts indicate that profitability will not be sufficient to recover the full amount of the assets, it may be forced to write off part of the credit recorded. However, some measures have already been or are being taken by the Company’s Management in order to make its business return to profitability and, in doing so, to assure the realization of tax credits, among which we highlight:

a. Better management of services, seeking to improve collectability of revenues and reducing costs associated with high bad debt rates;

b. Launching of operations in the local telephony market as from December 2002 (Note 1);

c. Roll-over of debt with financial institutions (Note 20); and

d. Continuing efforts to reduce operational costs.

15. INVESTMENTS

	Company
	March 31,	December 31,
	2004	2003
Investments - at equity-
Empresa Brasileira de Telecomunicações S.A.	4,893,066	4,863,557
Vésper Holding S.A.	-	12,252
Vésper Holding São Paulo S.A.	-	6,403
Ponape Telecomunicações Ltda.	10	10
	4,893,076	4,882,222

Negative goodwill on acquisition of investments-
Vésper Holding S.A. and Vésper Holding São Paulo S.A.	(18,655)	(18,655)

Total	4,874,421	4,863,567

The consolidated investments as of March 31, 2004 and December 31, 2003, in the amount of R$40,958 and R$39,888, respectively, refer substantially to interests in international satellite companies.

Pursuant to Article 12 of CVM Instruction No. 247/96, the Company recorded a provision in current liabilities to cover unsecured liabilities of its subsidiaries Vésper Holding S.A. e Vésper Holding São Paulo S.A., totaling R$9,735 as of March 31, 2004.

16. PROPERTY, PLANT AND EQUIPMENT

		Consolidated

		March 31, 2004			December 31, 2003

	Annual depreciation/ Amortization rates (%)	Cost	Accumulated depreciation/ amortization (5)	Net book value	Net book value

Switching equipment	10.00	2,658,745	1,086,682	1,572,063	1,616,448
Transmission equipment	5.00 to 20.00	9,542,222	5,205,401	4,336,821	4,490,475
Buildings and ducts	4.00	1,353,324	707,542	645,782	656,788
Land	-	189,068	-	189,068	190,495
Other assets-
Sundry equipments (1)	10.00 and 20.00	713,693	493,753	219,940	235,317
Intangible (2)	4.00 to 20.00	1,063,593	537,943	525,650	638,181
Telecommunications	4.00, 5.00 and
Infrastructure	10.00	856,442	507,567	348,875	329,810
Operating license (3)	20.00	4,312	24	4,288	4,359
Impairment of assets (4)	-	(1,230,371)	-	(1,230,371)	(1,389,421)
Construction in progress		421,699	-	421,699	421,877

Total		15,572,727	8,538,912	7,033,815	7,194,329

(1) Vehicles, IT infrastructure, furniture and fixtures.

(2) Software licenses and rights of way.

(3) Refers to the cost of the operating license (authorization) acquired by subsidiaries Vésper São Paulo S.A. and Vésper S.A. for exploitation of switched fixed telephony services, destined to public users in general. This is a private service provided in the intra-regional, domestic long-distance modality, in regions I and III of the General Grant Plan (“Plano Geral de Outorgas”), while joint and simultaneous exploitation of the local modality is mandatory. The term of authorization is of 20 years, as from the grant date of the authorization for use of radio-frequency (starting February 4, 1999), burdensome renewable for another period only.

(4) On November 30, 2003, subsidiaries Vésper São Paulo S.A. and Vésper S.A. evaluated the recoverability of its permanent assets (property, plant & equipment, operating license and deferred assets). Based on analysis of the capacity of these assets for future cash flow generation, the Company’s management concluded that the permanent assets amounts would not be fully recovered, and, therefore, decided on the set up of an impairment provision.

(5) As of March 31, 2004, fully depreciated assets amount to R$2,528,469 (R$2,390,714 on December 31, 2003).

a. Assets related to the concession contract

The concession to provide international and domestic long-distance telecommunications services, as mentioned on Note 1, foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

As regards the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b. Assets pledged as a guarantee

As of March 31, 2004, the Company had real estate and other fixed assets, in the amount of R$708,701 (R$704,501 on December 31, 2003) listed and/or designated as guarantees in judicial claims.

c. Construction of the C-1 Satellite

In 2001, the subsidiary Star One S.A. signed with Alcatel Space Industries (ASI) an agreement for construction of the satellite C-1. The cost of the project was of US$126,105, and, according to the original 32-month schedule, would be completed in 2005. On March 31, 2004, the amount of R$198,647 (R$189,539 on December 31, 2003) related to this agreement, is recorded under the heading of Construction in Progress.

In November 2002, the subsidiary Star One and the contractor agreed to revise technical specifications of satellite C-1, in order to optimize the benefits of this investment. During the period of revisions of those specifications, the contractor worked only on the items not affected by possible changes.

In May 2003, the subsidiary Star One signed an amendment to the current agreement for the acquisition in orbit of the Star One C-1 Satellite, and signed an agreement for the acquisition of the equipment for the control station, in the total amount of US$203,000. The satellite will have 28 C band and 14 Ku band transponders.

The agreements entered into force on September 30, 2003, and the term for delivery of the satellite in orbit and of the earth control station is 30 (thirty) months. The launching of the satellite is scheduled to occur at the beginning of 2006.

The amendment provides that, if the construction of satellite C-1 is cancelled, the subsidiary Star One would be obliged to reimburse the contractor and its sub-contracted parties the costs incurred until the date of cancellation, plus 5% of that amount, after subtracting the payments made.

17. DEFERRED ASSETS

	Consolidated

	March 31, 2004	December 31, 2003

Pre-operating expenses	168,467	168,467
Goodwill (Note 3.f)	102,426	-
Impairment provision	(34,751)	(42,787)
Accumulated amortization	(133,760)	(122,810)

Net book value	102,382	2,870

The impairment provision refers to the pre-operating expenses of subsidiaries Vésper São Paulo S.A. e Vésper S.A., acquired on December 2, 2003.

18. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	Consolidated

	March 31, 2004	December 31, 2003

Suppliers	1,429,181	1,439,149
Foreign administrators	210,835	226,148
Consignment for third-parties/other	143,092	157,314

Total	1,783,108	1,822,611

19. TAXES AND CONTRIBUTIONS

	Company		Consolidated

	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

Indirect taxes-
ICMS (value-added tax)	-	-	167,887	134,325
PIS/Cofins (social/finance contributions)	47	122	36,738	47,245
PIS/Pasep - in suspension	-	-	135,332	132,301
PIS/Cofins - judicial deposit in court	12,516	12,516	15,030	15,030
ISS (municipal service tax)	-	-	9,573	9,675
Other	14	20	9,881	21,694

Income taxes -
IRRF	-	-	351	338
Income tax – estimate	(18)	152	7,585	455
Social contribution – estimate	(7)	56	2,517	37

Income tax/social contribution -
Law No, 8,200/91 – supplementary monetary restatement	-	-	37,868	38,319

IRPJ – revenue of exportation	-	-	19,220	-
CSSL – revenue of exportation	-	-	6,919	-

Total	12,552	12,866	448,901	399,419

Current	36	350	396,905	347,358

Noncurrent	12,516	12,516	51,996	52,061

20. LOANS AND FINANCING

	Consolidated

	March 31, 2004			December 31, 2003

	Short term	Long term	Total	Short term	Long term	Total

Local currency -
Bank loans	272,753	669,902	942,655	149,453	881,252	1,030,705
Finame	6,839	18,692	25,531	6,848	20,228	27,076
Leasing	1,611	2,829	4,440	564	-	564

Total	281,203	691,423	972,626	156,865	901,480	1,058,345

Foreign currency -
Bank loans	820,153	1,427,740	2,247,893	993,600	1,634,016	2,627,616
Notes	34,216	799,865	834,081	7,997	794,530	802,527
Suppliers	3,346	17,687	21,033	2,858	18,023	20,881
Leasing	22,406	11,575	33,981	24,213	13,206	37,419
Swap / Hedge	13,923	2,345	16,268	31,723	12,086	43,809

Total	894,044	2,259,212	3,153,256	1,060,391	2,471,861	3,532,252

Total of debt	1,175,247	2,950,635	4,125,882	1,217,256	3,373,341	4,590,597

The Company hedges its foreign currency debt through swap operations, as described in Note 26, aiming at mitigating risks of relevant exchange rates variations between the Real and other foreign currencies, as demonstrated in the table below:

	Amount	%	Average cost of debt

Hedged debt or in local currency	1,156,913	98.4	92.25% CDI
Unhedged debt	18,334	1.6	US$ + 6.73%

Short term	1,175,247	100.0

Hedged debt or in local currency	1,262,800	42.8	98.42% CDI
Unhedged debt	1,687,835	57.2	US$ + 8.49%

Long term	2,950,635	100.0

Hedged debt or in local currency	2,419,713	58.7
Unhedged debt	1,706,169	41.3

Total debt	4,125,882	100.0

a. Repayment Schedule

The long-term debt amortization schedule, as of March 31, 2004 and December 31, 2003, comprises the following yearly amounts:

	Consolidated

	March 31, 2004	December 31, 2003

2005	1,098,541	1,637,255
2006	502,348	383,292
2007	267,603	275,900
2008	937,856	938,683
2009 through 2013	144,287	138,211

Total	2,950,635	3,373,341

b. Percentage breakdown of total debt by foreign currency/original index:

	Consolidated

	March 31, 2004	December 31, 2003

US Dollar	64.7	60.9
Japanese Yen	6.3	10.7
Euro	5.4	5.3
CDI	22.3	22.0
TJLP	0.6	0.6
Real	0.7	0.5

Total	100.0	100.0

c. Roll-over of debt

In February 2004, the Company prepaid loans, in the amount of R$421,027, as provided in the roll-over debt program. This roll-over of debt became effective in March 2003. It comprised part of the loans with banks, maintaining the original features of such loans (terms, interest rates and currency) through their immediately following maturity dates, with new terms becoming valid from then on.

Debt for which the principal was to have been paid in full will be paid as follows: 20% shall be paid upon the originally maturity, of which a part, equivalent to 10% of the outstanding balance of the loans with principal to be paid in full, with guarantees in the amount of US$76,523 given by the subsidiary Embratel or by one of its wholly-owned subsidiaries, to be paid in 7 quarterly installments, corresponding to approximately 4.29% each of the outstanding balances, and 50% of the remainder 2 years after the original maturity date.

As for the agreements with principal to be paid in installments, the amortizations scheduled by the original agreements occurring between the date of roll-over of debt and June 30, 2004 will no longer be made, and the unamortized debt originally scheduled for that period will be divided equally over the number of remaining installments provided for in the original agreements, which will be duly paid as scheduled.

The total amount of debt roll-over is equivalent to US$881,870, and the interest rates agreed were Libor plus 4% per annum for loans denominated in foreign currencies, and CDI plus 4% per annum for loans denominated in Brazilian reais.

d. Notes

In early December 2003, the Company issued notes through its subsidiary Empresa Brasileira de Telecomunicações S.A. – Embratel, in the American and European financial markets, maturing 2008, at an interest rate of 11% per annum, in the amounts of US$200,000 and US$75,000.

e. Financing of the construction of satellite – subsidiary Star One

On August 13, 2003, the subsidiary Star One signed an amendment to the financial agreement to the construction of satellite C-1, substituting the agreement previously signed in April, 2002 with BNP Paribas, with a new contract with BNP Paribas (lead bank) and Sociéte Génerale. The total new amount is US$194,172 (including US$19,461 for 100% of the insurance premium), with a 38-month grace period and amortization in 14 semi-annual installments, over 10 years. During the grace period, the interest rate will be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 3.93% per annum. The total amount used until March 31, 2004 was US$24,187.

f. Financing of ICMS

In September 2002, the subsidiary Vésper S.A. started financing 60% of its ICMS payable on operating revenues, through convention with the Government of Rio de Janeiro and with Banco do Brasil, as financial agent. The credit line is R$940,000, during the 60-month period, with a 84-month grace period, amortization in 60 months, interest rates of 4.5% to 6%p.a. and a service charge of 1% on each credit installments received.

g. Suppliers

Suppliers' financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

h. Guarantees

Until the date of roll-over of debt, the guarantees given in connection with outstanding loans and financing were substantially comprised of promissory notes, which, although not representing actual guarantees, are legal instruments that can be executed judicially in the case of delays in payments. New guarantees established with the financial institutions that participate in the roll-over of debt program, which were also extended to all banking institutions with outstanding loan agreements on the renegotiation date with “pari-passu” right of participation in guarantees, included part of the receivables from corporate customers of the subsidiary Embratel, as well as shares and dividends of subsidiary.

j. Covenants

The subsidiary Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, involving the level of indebtedness, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements.

21. CONTINGENCIES AND OBLIGATIONS

21.1. Provision for contingencies

In the normal course of business, the Company and its subsidiaries are party to legal proceedings and potential discussions, which were or may be raised by the competent Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant portion of the contingencies discussed below involve complex issues, with unique characteristics applying either to the Company itself or the telecommunications market, and arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues discussed below result from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors' opinion, the subsidiaries’ Management believes that the outcome of a significant portion of present and future claims will be favorable to the Company.

Contingencies which have been evaluated as probable losses have been provided for in the financial statements, as follows:

	Consolidated

	March 31, 2004	December 31, 2003

Commercial disputes with third parties (a)	26,666	25,155
Labor claims (b)	31,886	30,753
Fiscal contingencies (c)	7,004	10,221
Contingencies with Anatel (e)	1,764	1,120
Other judicial claims (f)	10,398	6,500

Total provision for contingencies	77,718	73,749

a. Commercial Disputes with Third Parties

Subsidiary Embratel was notified of a decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, where the subsidiary Embratel and another company were discussing credits and rights deriving from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in payment of indemnity, the subsidiary Embratel accrued a provision in the amount of R$14,215 (R$14,118 on December 31, 2003) in its financial statements.

The subsidiary Vésper São Paulo S.A was notified of the decision during the course of the arbitration administered by the International Chamber of Commerce (ICC), Paris, where it and another company discussed credits and rights resulting from the contractual relationship existing between the parties. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in payment of an indemnity, the subsidiary Vésper São Paulo S.A accrued a provision in the amount of R$5,102 on the three-month period ended March 31, 2004 (R$4,865 on December 31, 2003).

The subsidiaries Vésper São Paulo S.A and Vésper S.A. set up a provision for judicial disputes with the parties in the amounts of R$5,061 and R$2,288, respectively (R$3,029 and R$3,143, respectively, on December 31, 2003). These amounts represent the estimate of the Companies’ Managements, based on the opinion of their legal counsels, of the probable losses relating to the various lawsuits filed by clients, service providers and lessors of real estate.

b. Labor Claims

The provision for loss on labor claims amounted to R$31,886 on March 31, 2004 (R$30,753 on December 31, 2003). Such amount represents Management’s estimate, based on legal advice of probable loss on numerous suits filed by current and former employees. Additionally, the Company had unaccrued labor contingencies, on March 31, 2004, in the amount of, approximately, R$44,407 (R$41,242 on December 31, 2003) related to those claims for which the probability of loss was estimated as possible by legal counsel, thus no provision was recorded in the financial statements.

b.1. INSS (Brazilian Social Security Institute)

On September 5, 2001, the subsidiary Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment is R$55,000. Having exhausted appeals at the administrative levels and maintained the assessment, the Company immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by the subsidiary Embratel, more than 70% of the credit is currently in suspension, without any requirement for a deposit or guarantee, by force of early relief granted by the Court. The amount of R$22,930, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by the subsidiary Embratel’s Legal Advisors, which have identified a series of mistakes in the calculations of the claims, made by INSS and considered the probability of loss as possible, no loss provision was recorded relating to this assessment.

c. Tax Contingencies

c.1. Withholding Income Tax on Remittances to Foreign Telecommunications Companies

The subsidiary Embratel regularly makes payments to foreign telecommunications companies to complete international calls that originate in Brazil and terminate in a foreign country (outbound traffic). The Brazilian tax law generally requires Brazilian recipients of services from foreign companies to withhold income tax from payments to such foreign companies for such services.

However, the subsidiary Embratel has never withheld Brazilian income tax from such payments, based on the International Telecommunications Convention of Nairobi, Kenya (Nairobi Treaty), dated November 6, 1982, which is in force in Brazil, having been approved by Decree Law No. 55, of October 4, 1989, ratified by Presidential letter of January 21, 1990, and promulgated by Presidential Decree No. 70, of March 26, 1991.

As a result, the subsidiary Embratel is required to comply with the Administrative Regulation of the International Telecommunication Union (ITU), of which Brazil is a member. Accordingly, Management believes that the subsidiary Embratel is under no obligation to withhold income tax on the remittances abroad.

Upon the aforementioned opinion of the Federal Revenue Agency (SRF), the subsidiary Embratel was assessed by the SRF in the amount of R$410,697 for not withholding income tax on payments made from December 1994 to October 1998.

Accordingly, the subsidiary Embratel challenged this assessment and submitted its administrative defense, due to the errors presented in the assessment (basis for the calculation of the assessment), and also questioned the applicability of the tax assessment, seeking to obtain a favorable decision from the court regarding the non-incidence during this period likewise.

Regarding the administrative defense, in September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. During the first quarter of 2003, the subsidiary Embratel conservatively recognized the referred updated amount (R$39,462) as an expense to income statement, not impairing the restitution of such amount in case of an awaited favorable judicial decision. In a sentence issued in December 2003, the Sixth Chamber of the Taxpayers’ Council decided on the unanimously denial of the Federal Union appeal.

Regarding the court claim filed with the 14th Federal Court of Rio de Janeiro in January 2002, a sentence was issued which revoked the writ of mandamus. However, a fiduciary bank guarantee was presented and the payment of the credit will remain in suspension until the final decision is made. The subsidiary Embratel challenged that first decision of the Judiciary, and a final decision is still pending.

In December 2002, the subsidiary Embratel was notified of a decision by SRF modifying the interpretation on this matter, indicating that withholding income tax is leviable on payments to foreign companies for outbound traffic as from the date of the assessment.

Based on the opinion of the subsidiary Embratel's Management and Legal Counsel, which considers that the probability of loss is minimal, no loss provision has been accrued in the financial statements with respect to this dispute.

c.2. Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation.

In connection with this matter, in late March 1999, the SRF assessed the subsidiary Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. In late April 1999, the subsidiary Embratel filed an administrative defense against this assessment.

In October 2002, the first administrative level issued a decision which maintained the assessment. The subsidiary Embratel appealed to the Taxpayers' Council against this decision, which is still pending.

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for a part of the year 1998 amounting to R$64,396. The subsidiary Embratel filed an administrative defense contesting this assessment, but it was maintained at the administrative level. The Company requested a writ of mandamus, which was later revoked on September 25, 2002. The subsidiary Embratel filed suit to challenge this decision. On October 22, 2003 a sentence on that appeal was issued by the Court, but the entire contents of which still remains unknown and unpublished. However, the Court’s understanding on that matter, opposite to that of the subsidiary Embratel’s, is not a definitive one, and may be modified by the same Court.

Based on the opinion of the subsidiary Embratel's Management and Legal Counsel, which consider the probability of loss as possible, the amounts arising from above mentioned assessments have not been accrued in the financial statements.

c.3. ICMS for Services Provided

The subsidiary Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, also considered by the subsidiary Embratel as partially or entirely exempt or non-taxable. Among the fines, those concerning facts that may lead to losses, according to the legal counsel, represent a total of approximately R$545,500 on March 31, 2004 (R$539,000 as of December 31, 2003). As a result of this evaluation, no provision was recorded in the financial statements.

In July 2002, the subsidiary Star One received two assessments by the ICMS (Value Added Tax) tax authorities, in the state of Rio de Janeiro, in the amount of R$236,000. These assessments refer to the ICMS tax on the rental of transponders and on broadband Internet services. The subsidiary Star One understands that there is no ICMS obligation on the referred services.

In August 2003, the subsidiary Star One was notified of the decision at the first instance which kept the above mentioned assessment related to the cession of spatial segment in its full extent. In December, 2003, the subsidiary Star One was notified of the decision which kept the assessment related to broadband Internet services. The subsidiary Star One appealed from both decisions, and the final decisions are still pending.

In March 2004, Star One was assessed from the ICMS tax authorities, in the Federal District State, for the non payment of the ICMS and other accessory obligations in that unity of the Federation, in the total amount of R$19,806. Tax payment is required on the operations of transponders rental. Star One understands that this service is not subjected to the ICMS taxation, for the same reasons mentioned on the defense of the assessment in the state of Rio de Janeiro.

Due to the interpretation of the subsidiary Star One’s management and legal counsel regarding the assessments referred to above, which consider that the probability of loss is possible, no loss provision was recorded in the financial statements with respect to this dispute.

In the meantime, the subsidiary Star One is participating in efforts to demonstrate the detrimental economic effects of any such tax being charged on the mentioned services, as well as the indispensability of establishing a tax system more appropriate to the sector.

c.4. PIS/Cofins Taxes

In August 2001, the subsidiary Embratel received two tax claims from the Federal Revenue Service (SRF), totaling R$501,000, including fines and interest, for prior years' PIS/Cofins taxes.

The first claim, in the amount of R$159,000, is related to PIS charges prior to 1995, which were offset according to Complementary Law No. 7/70. In similar cases, both the Taxpayers' Council, and more recently the Federal Court of Justice (STJ), in a decision of its First Section, were favorable to the offset made by the subsidiary Embratel. The subsidiary Embratel filed an administrative defense against this assessment in the first administrative level, but the decision by the SRF branch in Rio de Janeiro maintained the assessment. Therefore, the subsidiary Embratel appealed this decision to the Taxpayers' Council in August 2002.

The second claim, in the amount of R$342,000, is related to Cofins exemption on the exportation of telecommunication services for revenues through the end of 1999. The subsidiary Embratel believes that these revenues were exempt, based on legal opinions on the legislation in effect at that time. There were substantial mistakes in the calculations of the tax auditor. In July 2002, in a decision at the first administrative level, the subsidiary Embratel's understanding in relation to those mistakes was confirmed, thus the fine was reduced by R$220,000. Regarding the remaining amount of this claim, the subsidiary Embratel appealed to a higher administrative level, therefore on July, 2003, a decision was issued, requiring the claim to be returned to the first administrative level for a new judge. A new decision was issued by the first administrative level and the remaining amount of this claim is R$236,600. In February, 2004, the subsidiary Embratel appealed to a higher administrative level which is still pending decision.

Based on facts and arguments provided, and also on the opinion of its legal counsel, the subsidiary Embratel's management evaluated the probability of loss in these assessments as remote. Accordingly, no provision was recorded in the financial statements for this matter.

c.5. CPMF on the conversion of notional foreign exchange contracts

The subsidiary Vésper S.A filed for a writ of mandamus to establish the non-applicability of the CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

In January 2003, the decision was published refusing mandamus, and an appeal was filed which still awaits judgment.

In accordance with the evaluation of the management of this subsidiary, which evaluated the probability of loss as probable, the amount of this action, of R$4,988 was provided for in its financial statements.

c.6. Law No. 110/2001, which instituted additional payments of 0.5% and 10% to the rates of the FGTS (Workers' Retirement Fund)

The subsidiaries Vésper São Paulo S.A and Vésper S.A. filed applications for declaration that the additional FGTS payments instituted by Law 110/2001 were not due.

For the action filed by the subsidiary Vésper S.A., a judgment partially in favor of the action was published in June 2003, and an appeal was filed which still awaits judgment. The amounts disputed are being deposited in court. On March 31, 2004, the amount so far deposited totals R$718 (R$690 on December 31, 2003).

The action filed by Vésper São Paulo S.A. still awaits judgment, and the amounts are being paid into court. On March 31, 2004, the amount so far deposited totals R$745 (R$702 on December 31, 2003).

Based on the evaluation of the Management of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., which classify the probability of loss as probable, the amounts involved were provided for in its financial statements.

c.7. IPTU (Urban Property Tax) – action seeking declaration that tax credit is not due, and annulment of tax demand.

The subsidiary Vésper São Paulo S.A. acquired real estate in Campinas, São Paulo state, becoming as a result liable for payment of the IPTU, under the municipal legislation currently in force.

On November 9, 1998 the city hall of the municipality of Campinas enacted Law No. 9,903, providing an exemption from IPTU for the foreseen assumptions for a period of five (5) years, giving rise to an application by the subsidiary Vésper São Paulo S.A requesting authorization to use this tax benefit.

Due to the decision given by the competent agency to refuse this application, the subsidiary Vésper São Paulo S.A. was unable to enjoy that tax benefit, resulting in the filing of an action for provisional remedy by the subsidiary Vésper São Paulo S.A. for permission to deposit in court the amounts relating to the installments of IPTU since January 2000.

Since the management of the subsidiary Vésper São Paulo S.A evaluates that loss in this action is probable, the amounts corresponding to the penalties referred to were provided for in the financial statements. On March 31, 2004, the amount deposit provided for in court was R$553.

c.8. Unconstitutionality of the legislation that instituted procedures increasing the cost of installation and passage of telecommunications equipment of the subsidiary Vésper S.A.

The subsidiary Vésper S.A. filed an action, and interim relief was given in October 2003, ordering suspension of the effects of the legislative instrument in relation to demand for pecuniary repayment and imposition of sanctions until a further decision.

The Management of the subsidiary Vésper S.A., based on facts and arguments provided and also on the opinion of its legal counsel, reevaluated the probability of loss to be remote, reverting the provision of R$3,288 in the financial statements on February 28, 2004.

d. Other Taxes

The manner in which Federal, State and Municipal taxes apply to the operations of the Company is subject to several interpretations due to the unique nature of such operations. Management believes that its interpretation of the Company's tax obligations is substantially in compliance with the current legislation. Accordingly, any changes in the tax treatment of these operations will result in new legislation or interpretative rulings on the part of the tax authorities.

e. Contingencies Related to Anatel and the State Government of São Paulo

As a result of the inconveniences caused to the telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by Anatel to pay a fine related to the period when the carriers implemented the change in dialing codes.

The subsidiary Embratel filed suit contesting the validity of the fine and, on April 24, 2001, despite the favorable opinion from the prosecutor's office, the lower court decision was announced, ordering the subsidiary Embratel to pay the fine, but favoring the subsidiary Embratel’s request for lowering the amount from R$55,000 to R$50,000. The subsidiary Embratel appealed to the Court against this decision and obtained a preliminary judicial injunction which may guarantee the non-payment of the fine while discussing this matter at the second court level. At the second judicial level, the subsidiary Embratel prevailed, and the eventual appeals by Anatel have no suspensive effect.

Based on the same fact, the State of São Paulo and the Consumer Protection Foundation (Procon) filed a public civil action at the 14th Court of Public Finances of the State of São Paulo. On March 30, 2000, a lower court decision was announced, ordering the subsidiary Embratel and the local carrier to pay a fine of R$30,000 and to reimburse the users of telephone services in the State of São Paulo for the phone calls made from July 3 to 12, 1999. The subsidiary Embratel filed an appeal against this decision and received a favorable decision from the São Paulo State Court, thus withdrawing the requirement to pay the respective fine, being the plaintiff only authorized to appeal for reviews without suspensive effects.

Due to the non-accomplishment of quality targets, defined by Anatel in the General Plan of Quality Targets (“PGMQ”) to the fixed telephone services, Anatel filed several Administrative Procedures for Disregarding Obligation (“PADO”) against the subsidiaries Embratel, Vésper São Paulo S.A. and Vésper S.A.

Having not met one of the quality indexes for long distance calls services – rate of error in bills – in the period from January to May 2000, and also in June 2000, the rate of subsidiary Embratel was officially notified by Anatel of fines of approximately R$7,000 and R$3,500, respectively.

The subsidiary Embratel filed judicial claim contesting the validity of the fines. The lower court decided to maintain the fine for the period January through May, 2000. The subsidiary Embratel appealed to the superior court and obtained a preliminary decision to suspend the fine while the subject is discussed in the superior court. We also obtained a preliminary decision to suspend the charge of the fine for June 2000 while the subject is discussed in the lower court.

Due to the opinion of management of the subsidiary Embratel and its legal advisers on the question, who evaluate as possible the probability of loss in above case, the amounts corresponding to that said penalties were not provided for in the financial statements.

Due to the opinion of management of the subsidiaries Vésper São Paulo S.A. and Vésper S.A. and of their legal advisers on the question, who evaluate as likely the probability of loss of those quality related PADO’s, the amounts corresponding to that said penalties were provided for in their financial statements, being R$788 on March 31, 2004 (R$161 on December 31, 2003), and R$976 on March 31, 2004 (R$959 on December 31, 2003), respectively.

e.1. Portable Vésper

Due to the issue of Resolution No. 271, of August 6, 2001, which approved the use of the Portable User Terminal to provide fixed telephone services through a cordless fixed access line, the subsidiaries Vésper São Paulo S.A and Vésper S.A. began to market Portable Vésper as an alternative to their tabletop ‘ETAs’ (Access Terminal Stations).

The providers of mobile telephone services deemed themselves to be prejudiced, alleging that the subsidiaries Vésper São Paulo S.A. and Vésper S.A. were providing a mobile service without the due authorization of Anatel, and filed complaints against them.

Anatel then decided on an interim basis that the subsidiaries Vésper São Paulo S.A. and Vésper S.A. must cease the sale of the portable terminals, until some type of restriction of the mobility that existed in the network at that time be put in place, and simultaneously began PADO proceeding.

The subsidiaries Vésper São Paulo S.A. and Vésper S.A., in obedience to a request by Anatel, presented to Anatel and put into effect a model of restriction of mobility compatible with the technology used (WLL-CDMA).

It should be pointed out that this demand was complied with to enable the portable terminals to be sold as fast as possible, but that it does not constitute recognition by the subsidiaries Vésper São Paulo S.A. and Vésper S.A. of any non-compliance with regulatory obligation. These subsidiaries presented a defense to the PADO, which still awaits a judgment by Anatel.

In relation to the same product, Portable Vésper, on July 19, 2002 mobile service providers filed an application for interim remedy, subsequently converted into an ordinary action, applying for the immediate suspension of sale of the product by the subsidiary Vésper S.A, and payment of indemnities for the losses caused by the undue sale of the Portable Vésper.

After an interim remedy was granted, ordering the suspension of the product, on August 6, 2002, the subsidiary Vésper S.A appealed against the decision alleging absolute lack of jurisdiction of the State Courts, in the light of the need for intervention by Anatel in the matter. This interlocutory appeal was granted, and the state judge remitted the proceedings to the Federal Courts.

The Federal Court received the case records on January 9, 2003, and the judge included Anatel in the action as a necessary joint defendant. The mobile service providers appealed against this decision, and this appeal is awaiting judgment. Since then the necessary steps for serving process on Anatel have been completed.

The appeals filed by the mobile service operators against the remittance of the case records to the Federal Courts (special and extraordinary appeal) do not have suspending effect and were not accepted by the State courts of Rio de Janeiro. Interlocutory appeals have been filed to the Superior Appeal Court and the Federal Supreme Court, both of which are awaiting distribution.

Due to the belief of the Management of the subsidiary Vésper S.A. and of its legal advisers on this matter, which evaluate the probability of loss in this case as possible, the amounts corresponding to the claims made by the plaintiffs have not been provided for in the financial statements.

f. Other judicial claims

The subsidiary Embratel is a defendant in two judicial claims whose object is its condemnation for payment of indemnities for alleged unsettled contractual charges.

In one of the lawsuits Embratel was sued along with a third company, Embratel has appealed and obtained a decision to suspend the charge meanwhile the subject is discussed in Court.

Considering the advanced status of the lawsuits and the arguments presented by legal counsel, the subsidiary Embratel evaluates the probability of loss in such claims as probable and has recorded a loss provision in the amount of R$10,398 in the financial statements.

The subsidiary Embratel is also a defendant in two judicial claims in order to charge and condemn the payment of amounts arising from interconnection agreements with two local operators, which totaled the historical amount of approximately R$520,200. Of the mentioned value, were deposited in court approximately R$47,000 in October 2002. The total amount of R$520,200 is related to the disputed amounts charged by one of the local telecommunication companies, between the months of May 2000 to August 2002 and, by the other telecommunications company, between the months of August 2001 to July 2002.

Regarding the lawsuit filed in Rio de Janeiro to charge the disputed amounts, referred to period between August 2001 to July 2002, the first legal court issued a decision in February 2004 judging in favor of the local operator. The effects of this decision will remain suspended until the judgment of the appeals presented by the subsidiary Embratel.

Regarding the lawsuit filed in Brasília to charge the disputed amounts, referred to period between May 2000 to August 2002, it was proffered decision in August 2003 extinguishing the lawsuit. The local operator appealed from these a decision as also the subsidiary Embratel requesting to recover the amount deposited in court of approximately R$47,000, which is still under judgment by the superior court.

In addition to the above mentioned lawsuits to charge disputed amounts, the local operators filed, each one and separately, lawsuits in order to prevent the subsidiary Embratel to contest, until the charges due date, the amount considered undue. The lawsuit filed in Brasília was extinguished without merit appreciation and the appeal presented by the local operator still remains without judgment.

In another lawsuit filed in Rio de Janeiro, it was proffered a decision in February 2004 judging the local operator request as totally unfounded. This decision was object of appeal from both parties. The subsidiary Embratel presented petition requesting to recover the amount deposited by subsidiary Embratel during the lawsuit period. The subsidiary Embratel has already deposited the total amount of R$165,102 related to the charges from August 2002 to December 2003.

Considering the terms of the agreements and legal arguments that support the subsidiary Embratel’s position, as well as the counter-claims that the subsidiary Embratel has against these companies, and also considering the initial phase of both claims, the subsidiary Embratel and its legal counsel evaluate the probability of loss in these causes as possible, thus no provision was recorded in the financial statements.

In April 2002, the subsidiary Embratel filed a lawsuit in order to cancel the contract of permission for remunerated use signed with Concessionária de Rodovias Integradas S/A – RODONORTE. Upon judgment of the aforementioned lawsuit, the subsidiary Embratel started depositing the amount of the agreed installments. The subsidiary Embratel and its Legal Counsel evaluate the probability of loss in this claim as possible.

The subsidiary CT Torres Ltda. is the plaintiff of two writs of mandamus, entered into on June 29, 2001 in which the Municipality of São Paulo figures in the position of defendant. The purpose of both writs of mandamus is to ensure the right of the subsidiary to maintain its telephony towers installed in two different locations in the Municipality of São Paulo, due to conflicts about the interpretation of the municipal legislation, regarding Construction and Functioning Permits for both locations.

Due to the understanding of management of the subsidiary CT Torres Ltda. and its legal consultants about that issue, who evaluate the probability of loss in this case as possible, the amounts related to the formulated requests by the plaintiffs were not provided for in the financial statements.

The subsidiary CT Torres Ltda. is a defendant in three public civil actions, filed, respectively, by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of telephony towers installed in the capitals of these States, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the processes to obtain Construction and Functioning Permits.

Due to the understanding of Management the subsidiary CT Torres Ltda. and its legal consultants about that issue, who evaluate as possible the probability of loss in such matters, the amounts related to the formulated requests by the plaintiffs were not provided for in the financial statements.

21.2. Obligations

Since later 2000, the subsidiary Embratel has a “Plan for Retention of Executives and Strategic Persons”, aiming at retaining the services of the President, Vice-Presidents, Officers, Managers and other key employees who retain specialized knowledge. In accordance with the plan’s guidelines, reviewed on June, 2003, the subsidiary Embratel has signed fixed-term contracts with each individual participant, assuring the aforementioned executives a set of benefits, similar to all those of executives of this level, valid until the end of the contracts. The participants of the plan would have the right to cash indemnity, calculated using a formula foreseen in the individual Term of Commitment, even in the event of the dismissal of the executive or of a change in the shareholding control of the subsidiary Embratel. As of March 31, 2004, the subsidiary Embratel had not yet incurred in any expense object of provision. The Company estimates that the maximum potential amount of commitments totals R$92,000.

22. ACTUARIAL LIABILITIES - TELOS

Telos - Fundação Embratel de Seguridade Social, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

The subsidiary Embratel sponsors two benefit plans in the forms of a defined benefits plan and a defined contributions plan, as well as a medical health care plan for retired employees who are participants of the defined benefits plan, all managed by Telos. The rate of contribution to the old plan (the defined benefits plan) for the years of 2003 and 2002 is 19.8% of the participation salary of the active participants in this plan (11 participants on March 31, 2004).

Subsequent to the privatization, the subsidiary Embratel created a defined contribution plan, through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. Subsidiary Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor's contribution ranges from 3% to 8% of the participants' applicable salary, in addition to the extraordinary contribution, provided in the plan's by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary Embratel and Telos, and approved by the Brazilian pensions regulatory authority ("Secretaria de Previdência Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of March 31, 2004, the outstanding balance payable to Telos amounts to R$138,373 (R$154,429 on December 31, 2003).

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements.

The above mentioned previdenciary pension plan and medical health care plans sponsored by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

Consequently, on December 31, 2001, the subsidiary Embratel recorded an additional liability in the amount of R$193,424 (effect in Company – R$191,050) against shareholders' equity in the form of a prior period adjustment. On March 31, 2004, that liability amounted to R$245,368 (R$238,816 as of December 31, 2003).

Statement of changes in actuarial liabilities:

Actuarial liabilities as of December 31, 2002	402,955

Charges and interests on actuarial liabilities	33,924
Actuarial adjustment– CVM Resolution No. 371	24,959
Debt surplus– January to April 2003 – Voluntary Dismissal Program	15,413
Payments made in the period (defined contribution plan)	(84,006)

Actuarial liabilities as of December 31, 2003	393,245

Charges and interests on actuarial liabilities	5,655
Actuarial adjustment– CVM Resolution No. 371	6,551
Debt surplus– January to April 2003 – Voluntary Dismissal Program	(15,413)
Payments made in the period (defined contribution plan)	(6,297)

Actuarial liabilities as of March 31, 2004	383,741

23. SHAREHOLDERS' EQUITY

a. Capital Stock

The authorized capital on March 31, 2004 and December 2003 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 at the end of March 31, 2004 and December 31, 2003. It is comprised of 334,399,028 thousand shares without par value, held (in batches of one thousand shares) as follows: 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of March 31, 2004 (332,847,011 thousand shares) and December 31, 2003 (333,419,064 thousand shares), amounts to R$14.64 and R$14.62, respectively, per batches of one thousand shares, expressed in reais.

b. Income Reserves

b.1. Legal Reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

b.2. Unrealized Earnings Reserve

This reserve is originated from the Telebrás spin-off (Note 1), and apparently results from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiary Embratel, as well as to complement minimum dividends due to preferred shareholders.

Since Law No. 10,303/01 became effective, the Unrealized Earnings Reserve has been constituted by the amount of the statutory dividend, calculated according to the Company’s by-laws or the terms foreseen in article 202 of the No. 10,303/01, which exceeds the net earnings for the year. Therefore, the amounts constituted from the issuance of Law No. 10,303/01 now represent the postponed dividend itself, instead of its base for realization.

In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January 16, 2003, the Unrealized Earnings Reserve balance which originated under the old criteria will keep its original characteristics, i.e., the realized amount will compose the base for calculation of dividends.

c. Treasury Shares

As of March 31, 2004, the Company held 1,552,017 thousand of its own preferred shares in treasury (979,964 thousand preferred shares as of December 31, 2003), after the sale, during the first quarter of 2004, of 250,386 thousand and market purchase of 822,439 thousand of these shares.

The market value per batch of 1,000 preferred shares at the end of March 31, 2004, expressed in reais, was R$8.51.

d. Dividends

According to the Company's by-laws, dividends must be at least 25% of the adjusted net income in accordance with the corporate law.

The preferred shares are non-voting, except under certain limited circumstances. They are entitled to (i) a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares, or (ii) a dividend 10% higher than that paid to each ordinary share, whichever higher, and have priority in relation to the common shares in the event of liquidation of the Company.

e. Stock Option Plan

The stock option plan was approved at the General Meeting of Shareholders held on December 17, 1998 and is regulated by the Management Commission on stock option plan, within the limits of its authority.

The contracts issued since 2002 grant directors and employees the option of acquiring preferred shares at market value on the grant date. The options must be exercised within 10 years of the grant date.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

Options granted under the plan vest automatically upon the occurrence of certain events, including a change in control of Embratel Participações S.A.. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)-
Open options as of December 31, 1999	1,762,667
Options offered in 2000	2,048,265
Options exercised in 2000	(122,700)
Options sold in 2000	(4,800)
Options cancelled in 2000	(130,000)

Open options as of December 31, 2000	3,553,432

Options offered in 2001	3,106,904
Options sold in 2001	(13,333)
Options cancelled in 2001	(382,292)

Open options as of December 31, 2001	6,264,711

Options offered in 2002	2,097,333
Options cancelled in 2002	(477,615)

Open options as of December 31, 2002	7,884,429

Options offered in 2003	2,806,500
Options sold in 2003	(738,996)

Options cancelled in 2003	(1,220,853)

Open options as of December 31, 2003	8,731,080

Options offered in the third quarter of 2004	72,500
Options cancelled in the third quarter of 2004	(14,255)
Options sold in the third quarter of 2004	(250,386)

Open options as of March 31, 2004	8,538,939

Weighted average exercise price of the purchase options
on March 31, 2004 (per thousand shares, expressed in reais)	5.98

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, to the statements of income, the loss in sales of treasury shares incurred during the period, net income for the three-month periods ended March 31, 2004 would amount R$2,152.

f. Reconciliation of Net Income of the Company to those of the Consolidated Financial Statements:

	March 31,	March 31,
	2004	2003

Company	4,864	10,695
Recognition of the effects of other subsidiaries in the subsidiary Embratel	-	(27)
Recognition by equity method on the Company of transactions
directly recorded to the subsidiaries shareholders’ equity	(256)	-

Consolidated	4,608	10,668

24. TRANSACTIONS WITH RELATED PARTIES

Since privatization, the principal related parties transactions have been with the Holding Company MCI, at normal market terms. Balances receivable and payable (company and consolidated) as of March 31, 2004 and December 31, 2003 and consolidated revenue and expenses for the periods ended March 31, 2004 and 2003, resulting from such transactions, are as follows:

	Company		Consolidated

	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003

ASSETS
Current
Foreign telecommunications operators
(telephony traffic)-
MCI	-	-	55,630	64,390
Other	-	-	1,104	927
Dividends receivable - Embratel	-	85,754	-	-
Accounts receivable – Embratel	3,444	-	-	-

LIABILITIES
Current-
Foreign telecommunications operators
(telephony traffic)-
MCI	-	-	33,413	42,519
Proceda	-	-	184	158
Other	-	-	2,761	2,553
Accounts payable - Embratel	5,140	6,703	-	-
Management fee MCI	-	-	4,507	6,851
Other accounts payable MCI	-	-	149	5,143

	Consolidated

	March 31, 2004	December 31, 2003

INCOME STATEMENTS (*)
Net operating revenues-
International traffic MCI	25,392	29,081
International traffic other	171	-
Cost of services-
International traffic MCI	(18,883)	(21,352)
Other	(196)	(217)
General and administrative expenses-
MCI	(4)	(3,417)
Proceda	(378)	(5,599)
Financial income
MCI Management fee exchange variation	(11)	2,365
(*)	In the quarters ended March 31, 2004 and 2003, the Holding Company do not incurred in revenues or expenses with related parties.

Under the terms of the concession contract with Anatel and as approved by the Extraordinary Shareholders’ Meeting on November 18, 1998, in the three-month periods ended March 31, 2003, on amount of R$3,417 was charged to General and Administrative Expenses for consulting services rendered by MCI International, Inc. This service agreement expired on December 31, 2003.

In February 2003, the subsidiary Star One S.A. advanced R$150,000 in favor of the subsidiary Embratel, due to the loan agreement signed in august, 2002. In the second quarter of 2003, the subsidiary Embratel repaid R$30,000, being that amount offset by dividends and/or interest on capital payable by Star One out of its 2002 results. The outstanding balance would be repaid in 3 quarterly installments, equal and successive, starting in September, 2003. The last installments would be compensated by dividends and/or interest on capital receivable from subsidiary Star One on its 2003 results.

In September, 2003, an amendment to the loan agreement was signed, in which the outstanding balance shall be repaid on February 20, 2004, on May 20, 2004, and the third on August 20, 2004.

On March 29, 2004, the subsidiary Embratel settled interest of payable to Star One of R$31,067 against dividends receivable from Star One on its 2003 results.

The interest rate to be applied to the outstanding balance at any time shall be equal to 100% of the CDI rate applicable to the corresponding period.

25. INSURANCE (Not subject to review by the independent auditors)

The Company’s Management considers that all assets and responsibilities of significant values and risks are covered by insurance policies.

26. FINANCIAL INSTRUMENTS

a. Miscellaneous

The subsidiary Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents and marketable securities and loans. The management of such risks is conducted by means of a hedge policy, based on measuring the Company’s financial risk using the VaR (Value at Risk) factor.

b. Management of Risks

The daily market risk estimate is made through the use of statistical instruments, like the parametric Value at Risk (VaR), which makes possible to consolidate interest and exchange rate risks in a common and integrated measure applicable to all financing operations. Besides the VaR calculation, the Company uses the Stress-Test methodology, through which it is possible to estimate the loss in an extreme situation in the country’s macroeconomic scenario.

In this sense, a system has been developed which applies this methodology, named EBTaR (Embratel at Risk). Through this system, the Company also validates the VaR obtained, performing the Back Test using a historical one-year series.

c. Swap - Interest and Currency

The subsidiary Embratel used derivative operations to protect against the variation of foreign currency loan principal and interest against the Real. The par values of such operations, for the three-month period ended March 31, 2004 and December 31, 2003, totaled US$467,509 and US$392,261, respectively, and were not recorded in the balance sheet.

The gains and losses on such operations result from differences of variations in contracted indices, and are recorded on an accrual basis under Financial Income (Expense).

d. Criteria, Assumptions and Limitations in Market Value Calculations

- Cash and Cash Equivalents, Trade Accounts Receivable and Accounts Payable - Current

The balances per books approximate market value because of the high turnover of these instruments.

- Loans and Financing and Swap (Hedge)

The market value is calculated through the present value of the projected cash flows related to each instrument and maturity dates, using current interest and exchange rates for similar instruments in financial markets.

- Limitations

The market values are calculated on a specific date, based on relevant market and financial instrument information. The changes in assumptions may significantly impact such estimates.

The financial instruments, including short-term amounts, which are recorded at amounts different from market values, are summarized below:

	Consolidated

	March 31, 2004		December 31, 2003

	Book	Market	Book	Market
	value	value	value	value

Loans and financing	4,109,614	4,454,488	4,546,788	4,897,623
Swap/Hedge	16,268	6,922	43,809	46,616

Liabilities	4,125,882	4,461,410	4,590,597	4,944,239

27. SUBSEQUENT EVENTS

On April 22, 2004, MCI, holder of 51.79% of the common shares (19.26% of the capital stock) of the Company (note 1), informed that an amendment to the agreement to sell its ownership interest in the Company to Teléfonos de México S.A. (Telmex) was signed. Under the terms of the amendment approved by MCI’s Board of Directors, the sale amount increased from US$360,000 to US$400,000, to be paid in cash. The amendment also provides for a US$12,200 termination fee. In addition, the amendment foresees the prepayment of US$50,000 to be retained by MCI if this transaction is not approved by the competent authorities and regulatory agencies.

On April 28, 2004, the US Bankruptcy Court Juldge approved the sale of MCI’s ownership interest in the Company to Telmex. The conclusion of this operation is subject to the approval of the competent authorities and regulatory agencies in Brazil.

28. TRANSLATION OF THE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN PORTUGUESE

The financial statements have been translated into English for the convenience of readers outside Brazil and are presented on the basis of accounting practices generally adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices generally adopted in Brazil may not conform to accounting principles generally accepted in other countries.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST QUARTER OF 2004 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Net Revenues

Voice Services

Domestic Long Distance

Domestic long distance revenue was R$1.1 billion representing a 13.6 percent increase when compared to the first quarter of 2003. The year-over-year DLD revenue growth results from the company’s ability to participate and to attract customers in the SMP long distance market and to the substitution for advanced voice. Compared to the fourth quarter of 2003, domestic long distance revenues declined 0.9 percent. This decline is explained by seasonal factors and the entrance of a new competitor, offsetting the growth in SMP revenues. As of January 2004 all long distance calls originating from cellular phones were required to choose a carrier and further expansion in this market should come from growing demand and economic growth.

International Long Distance

International long distance revenue was R$203 million in the first quarter of 2004, representing a 4.2 percent decline from the previous 2003 quarter, resulting from seasonal factors and competition. Year-over-year, revenue decline results from competition from both illegal and legal providers.

Data Communication Services

Embratel's data communications revenues were R$415 million in first quarter of 2004, representing a decline relative to the previous 2003 quarter. The decline in data revenues is related to price reductions despite continued strong volume growth. Compared to the first quarter of 2003, net data revenues declined 8.8 percent resulting from the disconnection of internet provider UOL and the overall reduction of the ISP market.

Local Revenue

Embratel ended the first quarter of 2004 with local revenues of R$136 million (including Vésper). This revenue represented 7.2 percent of total revenues and was responsible for the overall growth in the company’s revenues quarter-over-quarter. Local revenues were R$83 million in the fourth quarter of 2003 and R$10 million in the first quarter of 2003.

SG&A

Vésper expenses were classified primarily under “other” and “third party” expenses in the first quarter of 2004, resulting in the increase in these categories.

Another factor that contributed to the higher costs was an increase in allowance for doubtful accounts which reached R$94 million, or 3.8 percent of gross revenues (5.0 percent of net revenues). This increase is attributable to higher bad debt levels in the SMP market and general economic conditions.

Interconnection

Interconnection costs, as a percentage of net revenues, dropped to 44.5 percent in the first quarter of 2004 compared to 46.2 in the first quarter of 2003 and 46.4 in the fourth quarter of 2003. Quarter-over-quarter interconnection costs fell, in part, due to the fact that all local operators began to uniformly invoice interconnection costs based on rates adjusted by the IPCA index using the correct adjustment formula as established in the interconnection contracts.

In addition, Embratel installed over 250 points-of-presence for interconnection (PPI) using leased lines in the first quarter of 2004. These PPIs enabled the company to eliminate long distance interconnection charges in many routes (reduction in TU-RIU payments).

This large increase in the number of PPIs occurred because the price of leased lines fell dramatically due to contract renegotiations with major local operators.

Net Income

Net income was R$5 million in the first quarter of 2004 compared to a net income of R$69 million in the fourth quarter of 2003. Fourth quarter net income was impacted by thesale of the Clearinghouse subsidiary and Inmarsat shares.

Financial Position

Cash position on March 31, 2004 was R$1.1 billion. During the quarter, Embratel distributed dividends of R$102 million to Embratel Participações, Embratel and Star One shareholders and acquired CT Torres (a tower company) from Qualcomm for R$131 million (US$45 million). Embratel also prepaid approximately R$420 million of debt in the quarter, replacing expensive short-term debt with the funds obtained from the bond issued in December 2003. This prepayment contributed to a drop in the average cost of hedged and Real debt to 95.5 percent of the CDI in the first quarter of 2004 from 100.6 percent of the CDI in the previous 2003 quarter. Embratel ended the quarter with a total outstanding debt of R$4.1 billion. Net debt was R$3.1 billion increasing due to the uses of cash mentioned above. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$1.2 billion. Note that 98.4 percent of short-term debt is either hedged or in Reais. A total of 58.6 percent of Embratel's total debt is either denominated in Reais or hedged against currency fluctuations.

Receivables

The company's net receivable position on March 31, 2004 was R$1.7 billion. The increase in receivables in the first quarter continues to be associated with the growth in SMP revenues. The voice aging profile of basic voice receivables billed by Embratel, has continued to improve: 85.3 percent of net voice receivables were current at the end of the first quarter of 2004 compared to 84.0 percent at the end of the fourth quarter 2003.

Capex

Total capital expenditures in the quarter were R$104 million. The breakout of this expenditure is as follows: local infrastructure, access and services– 22.0 percent (including PPIs and Vésper); data and Internet services – 32.6 percent; network infrastructure – 4.1 percent, others – 28.9 percent and Star One – 12.4 percent.

Other Information

CT Torres Acquisition

In March, Embratel concluded the acquisition, from a QUALCOMM affiliate, of 622 communications towers previously owned by Vésper São Paulo S.A. and Vésper S.A. (Vésper) for US$45 million. The purpose of this acquisition was to enable Embratel to earn a higher return on capital than it would if Vésper were to lease these towers from a third party. In addition, Embratel will have greater flexibility with the use of the towers as well as enjoying full existing and future revenues earned by renting tower-space to other interested parties, such as cellular operators.

EMBRATEL PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME OF THE SUBSIDIARY
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(In thousands of Brazilian reais, except for income for thousand shares)

	March 31,

	2004	2003

GROSS OPERATING REVENUE
Telecommunications services	2,390,893	2,181,691
Gross revenue deductions	(574,554)	(472,949)

Net operating revenue	1,816,339	1,708,742
Cost of services	(1,177,262)	(1,156,074)

Gross profit	639,077	552,668

OPERATING REVENUES (EXPENSES)	(455,802)	(452,567)

Selling expenses	(212,322)	(207,109)
General and administrative expenses	(256,468)	(249,029)
Other operating revenues, net	12,988	3,571

OPERATING INCOME BEFORE
FINANCIAL INCOME (EXPENSE)	183,275	100,101
Financial expenses, net	(119,847)	(30,847)

OPERATING INCOME	63,428	69,254
Other non-operating expense, net	(4,270)	(39,506)

INCOME BEFORE TAXES AND MINORITY INTEREST	59,158	29,748
Income tax and social contribution on profits	(21,923)	(12,103)
Minority interest	(7,618)	(6,857)

NET INCOME FOR THE PERIOD	29,617	10,788

QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)	4,723,844	4,723,844

NET INCOME PER THOUSAND SHARES IN R$	6.27	2.28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.